Exhibit (a)(iv)

FOR IMMEDIATE RELEASE

Contact:	BioTelemetry, Inc.	LifeWatch AG
	Heather C. Getz	Ralph Spillmann
	Investor Relations	Communicators AG
	(800) 908-7103	+41 79 514 64 84
	investorrelations@biotelinc.com	investor-relations@lifewatch.com

BioTelemetry, Inc. Issues Prospectus for Public Tender Offer

to Acquire LifeWatch AG

LifeWatch Board of Directors Supports BioTelemetry Tender Offer

Malvern, PA and Zug, Switzerland — (GLOBE NEWSWIRE) — April 24, 2017 —

BioTelemetry, Inc. (NASDAQ:BEAT) and LifeWatch AG (SIX:LIFE) announced today that BioTelemetry published the prospectus for the public tender offer for all publicly held registered shares of LifeWatch AG.  Shareholders of LifeWatch will receive either CHF10.00 in cash and 0.1457 shares of BioTelemetry stock (“Main Offer Consideration”) (equivalent to CHF4.00 per LifeWatch share based on the closing price of BioTelemetry on Friday, April 7, 2017) or CHF8.00 in cash and 0.2185 shares of BioTelemetry stock (“Alternative Offer Consideration”) (equivalent to CHF6.00 per LifeWatch share based on the closing price of BioTelemetry on Friday April 7, 2017), depending on individual shareholder preference.  Based on the April 7 share price, the total deal value was approximately CHF260 million.  The Board of Directors of LifeWatch supports the public tender offer by BioTelemetry and recommends that shareholders accept it.

Taking into consideration the closing price of BioTelemetry’s stock on April 20, 2017, two trading days prior to the publication of the offer prospectus, the Main Offer Consideration and the Alternative Offer Consideration  now have values of CHF14.56 or CHF 14.84, respectively.  The increase in BioTelemetry’s stock price since the initial announcement on April 9 has increased the total deal value to a range of CHF269 million to CHF275 million.

Further information can be found in the report of the Board of Directors of LifeWatch which is made available, together with the fairness opinion prepared by Raiffeisen, at www.lifewatch.com/public-tender-offer-Cardiac-Monitoring.html or in the offer prospectus of BioTelemetry at https:// www.gobio.com/ and on the website of the Swiss Takeover Board, www.takeover.ch.

According to the timetable, the main offer period starts on May 10, 2017 and is expected to end on May 23, 2017, subject to any extension of the offer period.

About BioTelemetry

BioTelemetry, Inc., formerly known as CardioNet, Inc., is the leading wireless medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care.  The company currently provides cardiac monitoring services, original equipment manufacturing with a primary focus on cardiac monitoring devices and centralized core laboratory services.  More information can be found at www.biotelinc.com.

About LifeWatch AG

LifeWatch AG, headquartered in Zug and listed on SIX Swiss Exchange (LIFE), Switzerland, is a leading healthcare technology and solutions company, specializing in advanced digital health systems and wireless remote diagnostic patient monitoring services. LifeWatch’s services provide physicians with critical information to determine appropriate treatment and thereby improve patient outcomes. LifeWatch AG has operative subsidiaries in the United States, in Switzerland, Israel and Turkey, and is the parent company of LifeWatch Services Inc., LifeWatch Technologies, Ltd. and LifeWatch Turkey Holding AG (joint venture). LifeWatch Services, Inc. is a leading U.S.-based provider of cardiac monitoring services. LifeWatch Technologies Ltd., based in Israel, is a leading manufacturer of digital health products. LifeWatch Sağlık Hizmetlerine A.S. is the operative Turkish subsidiary of LifeWatch Turkey Holding AG and provider of mobile cardiac telemetry services in Turkey. For additional information, please visit www.lifewatch.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes certain forward-looking statements regarding, among other things, statements about both BioTelemetry’s and LifeWatch’s beliefs and expectations, statements about BioTelemetry’s proposed acquisition of LifeWatch AG, including the timing and success of the tender offer and expectations regarding the growth and success of the combined entity. These statements may be identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “promises”, “projects,” and other words and terms of similar meaning. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including important factors that could delay, divert, or change any of these expectations, and could cause actual outcomes and results to differ materially from current expectations. Factors that may materially affect such forward-looking statements include: BioTelemetry’s ability to successfully complete the tender offer for LifeWatch’s shares or realize the anticipated benefits of the transaction; and the failure of any of the conditions to BioTelemetry’s tender offer to be satisfied. For further details and a discussion of these and other risks and uncertainties, please see BioTelemetry’s public filings with the Securities and Exchange Commission, including the company’s latest periodic reports on Form 10-K and 10-Q respectively, LifeWatch’s past press releases, reports and other information posted on LifeWatch’s website. Readers are cautioned not to put undue reliance on forward-looking statements, which reflect only opinions as of the date of this press release.  BioTelemetry and LifeWatch do not undertake, and specifically disclaim, any obligation to publicly update or amend any forward-looking statement, whether as a result of new information, future events, or otherwise.

OFFER RESTRICTIONS

The public tender offer described in the offer documents (the “Offer”) is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require BioTelemetry or any of its subsidiaries to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of LifeWatch by any person or entity resident or incorporated in any such country or jurisdiction.

NOTICE TO U.S. PERSONS HOLDING LIFEWATCH SHARES

The Offer is made for the securities of a non-U.S. company. The Offer is subject to the disclosure and procedural requirements of Switzerland, which are different from those of the United States (the “U.S.”).

The Offer may not be accepted before expiration of a cooling-off period of ten (10) trading days, which will run from April 25, 2017 through May 9, 2017, unless extended by the Swiss Takeover Board.

According to the laws of Switzerland, LifeWatch shares tendered into the Offer may be withdrawn after they are tendered until the expiration of the main offer period.

BioTelemetry and any of its subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of BioTelemetry or the Offeror may, subject to applicable Swiss securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, LifeWatch shares from shareholders of LifeWatch who are willing to sell their LifeWatch shares outside the Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of LifeWatch shares in Switzerland through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in Switzerland.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since LifeWatch is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash and stock consideration in the Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of BioTelemetry Common Stock in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

Neither the Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in the pre-announcement. Any representation to the contrary is a criminal offense in the U.S.